Mail Stop 3561

January 6, 2010

Yue Kou, Chief Financial Officer
Dragon Jade International Limited
Suite 1503, The Phoenix,
21-25 Luard Road
Hong Kong SAR, China

> **Re:** **Dragon Jade International Limited**
> **Amendment No. 5 to Registration Statement on Form 20-F/A**
> **Filed December 11, 2009**
> **Form 20-F/A for the Fiscal Year Ended March 31, 2009**
> **Filed December 11, 2009**
> **File No. 0-53593**

Dear Ms. Kou:

We have reviewed your letter dated December 11, 2009 in response to our comment letter dated November 25, 2009 and your amendments and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 5 to Registration Statement on Form 20-F/A

Annual Financial Statements for the years ended March 31, 2009, 2008 and 2007

Consolidated Statements of Changes in Stockholders' Equity (Deficit), page 6

1. We have read your response to comment six in our letter dated November 25, 2009 and note your revisions. Please revise the title of the financial statements to reflect that the balances are restated and also to correct the periods that the statements represent in the title.

Annual Report on Form 20-F/A for the Fiscal Year Ended March 31, 2009

2. Please address the comments above in your annual report on Form 20-F/A, as applicable.

3. We note your letter dated April 27, 2009, which was submitted on EDGAR on July 20, 2009, acknowledging certain statements in reference to your registration statement on Form 20-F, as amended. Additionally, please submit on EDGAR a similar letter making those same acknowledgements in reference to the annual report on Form 20-F, as amended, for the year ended March 31, 2009.

4. You must file the certifications required by Rules 13a-15(a), 15d-14(a), 13a-14(b), and 15d-14(b) under the Exchange Act for each amended annual report on Form 20-F/A you file with us. See paragraphs 12 and 13 of the section in Form 20-F entitled, "Instructions as to Exhibits." However, it does not appear that you filed those certifications with the amended annual report on Form 20-F/A for the year ended March 31, 2009 that you filed on December 11, 2009. Please amend your annual report on Form 20-F/A and include those exhibits.

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As appropriate, please amend your filings in response to these comments within 10 business days, or tell us by that time when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or in her absence Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Levenson, Esq.
        Law Offices of David J. Levenson
        Via Facsimile